FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2004
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant’s name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

GOLD FIELDS LIMITED

Supplement to the 2004 Annual Report

December 15, 2004

Dear U.S. Shareholder,

      This document supplements the Gold Fields Limited (“Gold Fields”) 2004 annual report to shareholders (the “Annual Report”) which was sent to you in September 2004. This document contains the 2004 financial statements prepared in accordance with U.S. GAAP which have been excerpted from Gold Fields’ annual report on Form 20-F for the year ended June 30, 2004 (the “2004 annual report on Form 20-F”) filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2004. We are providing this excerpt to you in response to a New York Stock Exchange (“NYSE”) requirement.

      Gold Fields is a South African company and the majority of its operations, based on gold production, are located there. Accordingly, its books of account are maintained in South African Rand and its annual and interim financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice, or S.A. GAAP, as prescribed by law. Gold Fields also prepares annual financial statements in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP, which are translated into U.S. dollars. The financial statements that follow have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. Copies of Gold Fields Limited’s Annual Report, which contains Gold Fields’ financial statements prepared in accordance with S.A. GAAP, can be obtained by shareholders free of charge on request from Cheryl Martin (Tel: 303-796-8683; Fax: 303-796-8293; e-mail: camartin@gfexpl.com) and are also available on Gold Fields’ website at www.goldfields.co.za in the “Investors” section under “Annual Reports” and “2004”. The 2004 annual report on Form 20-F is also available free of charge on the Gold Fields’ website at www.goldfields.co.za in the “Investors” section under “Annual Report on Form 20-F” and the SEC’s website in its Edgar database at www.sec.gov/Archives/edgar/data/1172724/000115697304001374/0001156973-04-001374-index.htm.

      In addition, in compliance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, Gold Fields has attached hereto and made available free of charge on its website at www.goldfields.co.za in the “Investors” section under “Corporate Governance” a list of the significant differences between the NYSE’s corporate governance standards and Gold Fields’ corporate governance practices.

Yours sincerely,

/s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Financial Officer

GOLD FIELDS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended June 30,
($ in millions unless otherwise noted)

	2004	2003	2002

	$’m	$’m	$’m
REVENUES
Product sales	1,706.2	1,538.2	1,210.0
Interest and dividends	19.4	21.3	8.9
Other income	1.7	4.7	0.5

	1,727.3	1,564.2	1,219.4

COSTS AND EXPENSES
Production costs	1,355.2	1,015.0	710.0
Corporate expenditure	20.3	16.6	12.3
Depreciation and amortization	198.6	188.1	113.3
Employment termination costs	10.5	3.8	6.4
Exploration expenditure	39.9	29.6	16.5
Legal Fees-Oberholzer Irrigation Water Dispute	—	—	1.0
Impairment of assets	72.7	29.6	—
(Decrease)/increase in provision for post-retirement health care costs	(5.1)	(5.0)	6.6
Increase in provision for environmental rehabilitation	8.4	5.3	4.7
Finance expense/(income)	12.2	(4.2)	(8.3)
Unrealized gain on financial instruments	(39.2)	(35.7)	(45.9)
Realized loss/(gain) on financial instruments	8.7	(15.1)	(4.7)
Gain on disposal of St. Helena	—	(13.4)	—
New York Stock Exchange Listing and other associated costs	—	—	4.3
Profit on sale of non-current investments	(13.9)	(57.2)	—
Profit on sale of mineral rights	(27.1)	—
Stock compensation	—	—	4.8
Write-down of mineral rights	3.6	—	—
Other expenses	—	0.3	—

	1,644.8	1,157.7	821.0

INCOME BEFORE TAX	82.5	406.5	398.4
Income and mining tax expense	(11.8)	(133.8)	(147.1)

INCOME BEFORE MINORITY INTERESTS	70.7	272.7	251.3
Minority interests	(21.8)	(14.4)	(12.2)

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES	48.9	258.3	239.1
Cumulative effect of change in accounting principles, net of tax	—	(1.3)	—

NET INCOME	48.9	257.0	239.1

BASIC EARNINGS PER SHARE (CENTS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES	10.10	54.75	51.51
DILUTED EARNINGS PER SHARE (CENTS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES	10.05	54.35	51.02
BASIC EARNINGS PER SHARE (CENTS)	10.10	54.47	51.51
DILUTED EARNINGS PER SHARE (CENTS)	10.05	54.07	51.02
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF BASIC EARNINGS PER SHARE	485,020,966	471,814,106	464,146,677
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF DILUTED EARNINGS PER SHARE	487,698,431	475,294,239	468,655,013
DIVIDEND PER SHARE (CENTS)	19.00	39.03	12.74

The accompanying notes are an integral part of these consolidated financial statements(1)

GOLD FIELDS LIMITED

CONSOLIDATED BALANCE SHEETS

As of June 30,
($ in millions unless otherwise noted)

	2004	2003

	$’m	$’m
ASSETS
CURRENT ASSETS
Cash and cash equivalents	656.3	133.6
Financial instruments	37.0	—
Receivables	116.4	74.9
Inventories	63.9	76.8
Materials contained in heap leach pads	42.5	41.8

Total current assets	916.1	327.1

Property, plant and equipment
Cost	4,518.8	3,425.4
Accumulated depreciation and amortization	(1,713.3)	(1,194.4)

Net property, plant and equipment	2,805.5	2,231.0
Financial instruments	70.3	67.7
Non-current investments	179.8	101.0

TOTAL ASSETS	3,971.7	2,726.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and provisions	290.6	184.7
Income and mining taxes payable	14.2	52.0
Current portion of long-term loans	—	20.5

Total current liabilities	304.8	257.2

Long-term loans	643.2	21.1
Deferred income and mining taxes	769.0	647.3
Provision for environmental rehabilitation	116.0	99.2
Provision for post-retirement health care costs	18.9	23.9
COMMITMENTS AND CONTINGENCIES – see notes 20 and 21
Minority interests	102.7	58.8
SHAREHOLDERS’ EQUITY
Share capital — 1,000,000,000 (2003: 1,000,000,000) authorized ordinary shares of 50 South African cents each.
Shares issued — 491,492,520 (2003: 472,364,872)	43.6	42.2
Additional paid-in capital	1,792.3	1,565.2
Retained earnings	211.6	255.3
Accumulated other comprehensive loss	(30.4)	(243.4)

Total shareholders’ equity	2,017.1	1,619.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,971.7	2,726.8

The accompanying notes are an integral part of these consolidated financial statements(1)

GOLD FIELDS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended June 30,
($ in millions unless otherwise noted)

					Accumulated
	Number of		Additional		other
	Ordinary	Share	paid-in	Retained	comprehensive
	shares issued	Capital	capital	earnings	loss	Total

	$’m	$’m	$’m	$’m	$’m	$’m
BALANCE — JUNE 30, 2001	455,836,608	41.3	1,498.1	2.7	(347.7)	1,194.4

Net income	—	—	—	239.1	—	239.1
Dividends paid	—	—	—	(59.2)	—	(59.2)
Acquisition of St Ives and Agnew gold mining assets	12,000,000	0.7	52.4	—	—	53.1
Exercise of employee share options	2,685,616	0.1	5.5	—	—	5.6
Stock compensation	—	—	4.8	—	—	4.8
Mark-to-market of listed investments	—	—	—	—	20.6	20.6
Foreign exchange translation	—	—	—	—	(231.5)	(231.5)

BALANCE — JUNE 30, 2002	470,522,224	42.1	1,560.8	182.6	(558.6)	1,226.9

Net income	—	—	—	257.0	—	257.0
Dividends paid	—	—	—	(184.3)	—	(184.3)
Exercise of employee share options	1,842,648	0.1	4.4	—	—	4.5
Mark-to-market of listed investments	—	—	—	—	(3.4)	(3.4)
Foreign exchange translation	—	—	—	—	318.6	318.6

BALANCE — JUNE 30, 2003	472,364,872	42.2	1,565.2	255.3	(243.4)	1,619.3

Net income	—	—	—	48.9	—	48.9
Dividends declared	—	—	—	(92.6)	—	(92.6)
Exercise of employee share options	1,300,977	0.1	3.7	—	—	3.8
Proceeds from private capital raising	17,250,000	1.3	214.6	—	—	215.9
Shares issued relating to the acquisition of minority interest of APP	564,841	—	8.7	—	—	8.7
Mark-to-market of listed investments	—	—	—	—	(17.4)	(17.4)
Other	11,830	—	0.1	—	—	0.1
Foreign exchange translation	—	—	—	—	230.4	230.4

BALANCE — JUNE 30, 2004	491,492,520	43.6	1,792.3	211.6	(30.4)	2,017.1

      The following is a reconciliation of the components of accumulated other comprehensive loss for the periods presented.

	Mark-to-		Accumulated
	market of	Foreign	other
	listed	exchange	comprehensive
	investments	translation	loss

	$’m	$’m	$’m
BALANCE — JUNE 30, 2001	0.6	(348.3)	(347.7)

Mark-to-market of listed investments	20.6	—	20.6
Foreign exchange translation	—	(231.5)	(231.5)

BALANCE — JUNE 30, 2002	21.2	(579.8)	(558.6)

Mark-to-market of listed investments	(3.4)	—	(3.4)
Foreign exchange translation	—	318.6	318.6

BALANCE — JUNE 30, 2003	17.8	(261.2)	(243.4)

Mark-to-market of listed investments	(17.4)	—	(17.4)
Foreign exchange translation	—	230.4	230.4

BALANCE — JUNE 30, 2004	0.4	(30.8)	(30.4)

The accompanying notes are an integral part of these consolidated financial statements.(1)

GOLD FIELDS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30,
($ in millions unless otherwise noted)

	2004	2003	2002

	$’m	$’m	$’m
CASH FLOWS FROM OPERATIONS
Net income	48.9	257.0	239.1
Reconciled to net cash provided by operations:
Minority interests	21.8	14.4	12.2
Income and mining tax expense	11.8	133.8	147.1
Impairment of assets	72.7	29.6	—
Profit on sale of listed investments	(13.9)	(57.2)	—
Profit on disposal of St. Helena	—	(13.4)	—
Depreciation and amortization	198.6	188.1	113.3
Write-down of mineral rights	3.6	—	—
Profit on sale of mineral rights	(27.1)	—	—
Exchange rate difference	(35.5)	(25.7)	(6.2)
Stock compensation	—	—	4.8
Unrealized gains on loans	(3.6)	(4.0)	(17.3)
Unrealized gains on financial instruments	(39.2)	(35.7)	(45.9)
Increase in provision for environmental rehabilitation	8.4	5.3	4.7
(Decrease)/increase in provision for post-retirement health care costs	(5.2)	(5.0)	6.6
Payment against post-retirement health care provision	(4.5)	(25.7)	(2.0)
Other	(4.7)	2.8	(7.1)

Cash flow from operations before taxation and working capital changes	232.1	464.3	449.3
Income and mining taxes paid	(75.7)	(73.1)	(30.0)
Effect of changes in operating working capital items:
Receivables	(25.6)	18.2	9.5
Inventories and heap leach pads	10.7	6.0	(20.3)
Accounts payable and provisions	56.9	(4.0)	16.1

NET CASH PROVIDED BY OPERATIONS	198.4	411.4	424.6

	2004	2003	2002

	$’m	$’m	$’m
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(377.9)	(224.3)	(144.5)
Proceeds on disposal of property, plant and equipment	56.8	1.8	0.6
Proceeds on sale of non-current investments	29.3	72.1	—
Proceeds on disposal of St. Helena	—	11.9	—
Acquisition of subsidiaries	(23.0)	—	(212.9)
Purchase of listed investments	(79.4)	(7.0)	(13.5)
Investment in environmental trust fund	(6.0)	(5.1)	(5.1)

NET CASH UTILIZED IN INVESTING ACTIVITIES	(400.2)	(150.6)	(375.4)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans raised	586.7	—	235.2
Loans repaid	(40.7)	(140.4)	(51.6)
Increase/(decrease) in minority funding	9.1	(9.8)	(2.1)
Dividends paid to Company shareholders	(92.6)	(184.3)	(59.2)
Dividends paid to minority shareholders	—	(5.8)	—
Ordinary shares issued	219.7	4.5	5.7

NET CASH PROVIDED BY/(UTILIZED IN) FINANCING ACTIVITIES	682.2	(335.8)	127.9

EFFECT OF EXCHANGE RATE MOVEMENTS ON CASH AND CASH EQUIVALENTS	42.3	13.5	(5.6)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	522.7	(61.5)	171.5
CASH AND CASH EQUIVALENTS — JULY 1	133.6	195.1	23.6

CASH AND CASH EQUIVALENTS — JUNE 30	656.3	133.6	195.1

The principal non-cash transactions are the issue of shares as consideration for business acquisitions and the mark-to-market of certain listed investments. See notes 3 and 12.(1)

The accompanying notes are an integral part of these consolidated financial statements(1)

(1)	Gold Fields’ 2004 annual report on Form 20-F, which includes the notes to the financial statement presented above and descriptions of significant accounting policies under U.S. GAAP, is available on the Gold Fields’ website at www.goldfields.co.za/ Investor/ Annual—Reports/ FY 2004/ gf ar04/ar 04/default.htm and the SEC website at www.sec.gov/ Archives/edgar/data/1172724/000115697304001374/0001156973-04-001374-index.htm.

Disclosure of Significant Ways in which Gold Fields’ Corporate Governance Practices Differ from Practices Followed by US Companies Listed on the New York Stock Exchange

      Under Section 303A.11 of the New York Stock Exchange Listed Company Manual (“the NYSE Listing Standards”), foreign private issuers, such as Gold Fields Limited (“Gold Fields”), must disclose any significant ways in which their corporate governance practices differ from those followed by US listed companies under the NYSE Listing Standards. Gold Fields’ home country corporate governance practices are regulated by the Listings Requirements of the JSE Securities Exchange South Africa (“the JSE Listing Requirements”). We have compared Gold Fields’ home country corporate governance practices with the requirements of the NYSE Listing Standards relating to US listed companies and set out below a brief, general summary of the significant differences:

•	The NYSE Listing Standards require that the non-management directors of US listed companies must meet at regularly scheduled executive sessions without management. The JSE Listing Requirements do not have a similar requirement, and Gold Fields does not require such meetings of its non-executive directors.

•	The NYSE Listing Standards require US listed companies to have a nominating/corporate governance committee composed entirely of independent directors. The JSE Listing Requirements also require the appointment of such a committee, and stipulate that all members of this committee must be non-executive directors, the majority of whom must be independent. Gold Fields has a Nominating and Governance Committee which is comprised of four non-executive board members, only one of whom, Patrick J. Ryan, is independent under the NYSE Listing Standards. The JSE Listing Requirements require the chairperson of this committee to be the chairperson of the Board of Directors. The current chairman of the Gold Fields Board of Directors, Christopher M. T. Thompson, was the chief executive officer of Gold Fields until June 30, 2002 and is thus not independent under the NYSE Listing Standards. In addition, two other members of this committee, Tokyo M.G. Sexwale and Bernard van Rooyen, would not be considered independent under the NYSE Listing Standards due to the contractual arrangements existing between Gold Fields and certain of its subsidiaries and Mvelaphanda Resources Limited and certain of its subsidiaries (collectively, the “Mvelaphanda Group”). Mr. Sexwale and Mr. van Rooyen are both directors and significant shareholders of the Mvelaphanda Resources Limited.

•	The NYSE Listing Standards require US listed companies to have a compensation committee composed entirely of independent directors. The JSE Listing Requirements merely require the appointment of such a committee. Gold Fields has appointed a Compensation Committee, comprised of five board members, all of whom are non-executive and four of whom are independent under both the JSE Listing Requirements and the NYSE Listing Standards. Christopher M.T. Thompson would not be considered independent under the NYSE Listing Standards due to his former employment by Gold Fields as described above.

•	The NYSE Listing Standards require US listed companies to have an audit committee composed entirely of independent directors. The JSE Listing Requirements merely require the appointment of such a committee. Gold Fields has appointed an Audit Committee comprised of five board members, all of whom are non-executive and four of whom are independent, as defined under both the JSE Listing Requirements and the NYSE Listing Standards. Mr. van Rooyen is the only member of the Audit Committee who would not be considered independent due to his relationship with the Mvelaphanda Group described above. However, Mr. van Rooyen is considered independent under the terms of Rule 10A-3 under the US Securities Exchange Act of 1934. Alan J. Wright, the independent, non-executive, deputy chairman of the Gold Fields Board of Directors, chairs the Audit Committee.

      The above summary is also available on the Gold Fields’ website at www.goldfields.co.za in the “Investors” section under “Corporate Governance”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED
Date: December 15, 2004
By:
Name: Mr W J Jacobsz Title: Senior Vice President: Investor Relations and Corporate Affairs